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                              February 2, 2021

       Steve Manko
       Chief Financial Officer
       CMI Acquisition, LLC
       2401 East 86th Street
       Bloomington, Minnesota 55425

                                                        Re: CMI Acquisition,
LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Filed January 20,
2021
                                                            CIK No. 1819974

       Dear Mr. Manko:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed January 20, 2021

       General , page 1

   1. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.
       Unaudited Pro Forma Consolidated Financial Information
       Notes to the Unaudited Pro Forma Financial Information
       Pro Forma Statements of Operations, page 52

   2. With regard to note 17, please revise your footnote to explain how you calculated your interest expense
adjustments for the periods presented. Please also disclose the interest rates used to calculate
your adjustments.
 Steve Manko
CMI Acquisition, LLC
February 2, 2021
Page 2
Executive and Director Compensation, page 95

3. Please update your executive compensation disclosure to include information as of the most recently completed fiscal year.
Note 4 Revenue, page F-39

4. You disclosed that on March 6, 2020, you executed a contract that includes the sale of equipment and the right to use a portion of your existing facility to produce wafers using the customer's equipment. You indicated that you will recognize the revenue allocated to the equipment at the point in time in which control passes to the customer. Given that you will purchase and install the customer's equipment at your facility, please tell us how you will determine when control of the equipment passes to the customer pursuant to ASC
         606-10-25-30. Please also tell us what consideration you gave to the guidance in ASC
         606-10-55-81 through 55-84 regarding the sale and installation of the customer's equipment at your facility.
        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameSteve Manko                                 Sincerely,
Comapany NameCMI Acquisition, LLC
                                                              Division of
Corporation Finance
February 2, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName